Filed pursuant to Rule 253(g)(2)

File No. 024-11112

SUPPLEMENT DATED NOVEMBER 23, 2020

OFFERING CIRCULAR DATED MARCH 26, 2020

MISO ROBOTICS, INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated March 26, 2020 of Miso Robotics, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•       Announce that on November 20, 2020 the Online Platform experienced a brief technical issue which resulted in a limited number of investors who were unable to complete their investment. As a result of this technical issue, the affected investors were offered the opportunity to complete their investment by 11:59pm ET on Monday, November 23, 2020.